April 16, 2025

Shubha Dasgupta
Chief Executive Officer
Pineapple Financial Inc.
Unit 200, 111 Gordon Baker Road
North York, Ontario M2H 3R1

       Re: Pineapple Financial Inc.
           Draft Registration Statement on Form S-1
           Submitted April 4, 2025
           CIK No. 0001938109
Dear Shubha Dasgupta:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Darrin M. Ocasio, Esq.